Exhibit 99.1

4 May 2006

Mitchells & Butlers plc

Response to 550p proposal for Mitchells & Butlers plc

Mitchells & Butlers plc (“the Company”) received a pre-conditional proposal last night from a consortium led by the Tchenguiz Family Trust (“the Consortium”). In line with the Board’s commitment to make public the terms of any proposal to ensure transparency to all shareholders, the letter containing the proposal has been posted together with this announcement on the Company’s website, www.mbplc.com.

The Board has reviewed with its advisers the proposal of 550p per share in cash. The Board believes that this proposal undervalues the business and its prospects. Therefore, the Board does not believe that the proposal, which is subject to conditions, is in the best interests of the Company and its shareholders.

The proposal fundamentally fails to recognise the value and prospects of the Company, which:

—	has built the leading position in the rapidly growing pub food market with powerful brands and formats, serving some 80 million meals in the last year;

—	has delivered the fastest like for like sales growth in the pub sector over the past two years, with a further 4.1% increase in the first 29 weeks of this financial year;

—	has increased net retail operating margin* since 2003 despite significant external cost pressures through its focus on staff productivity, purchasing and efficiency gains;

—	has delivered over 20% p.a. EPS** growth in the past two years and will deliver not less than 17% EPS** growth in the first half of this financial year;

—	owns a unique estate of freehold assets in high quality locations; and

—	has returned £642m to shareholders since demerger in 2003, in addition to ordinary dividends and has committed to return at least a further £500m in this calendar year (subject to market conditions) less any funds invested if a value creative acquisition opportunity is secured.

The Company’s recent trading statement demonstrates the continued strong operating and financial performance of the business and its prospects.

The Board believes that the Company has a proven, sales focused growth strategy, in a rapidly expanding eating out market, which is driving strong earnings growth, dividends and asset appreciation. This combines strong cash returns to shareholders with long term value creation. The Board believes that the Company has excellent prospects for organic growth and is well placed to take advantage of further consolidation opportunities. The priority remains to maximise value for shareholders.

This announcement has been made without the consent of the Consortium. There can be no certainty that an offer will be made by the Consortium nor as to the terms on which any offer might be made.

In accordance with Rule 28.5 of the City Code on Takeovers and Mergers, the directors of the Company confirm that the profit estimate set out in Appendix 2 of the trading update published by the Company on 28 April 2006 (the "Profit Estimate") remains valid and that they have also received confirmation from Ernst & Young LLP and Citigroup Global Markets Limited that they have no objection to their respective reports published in respect of the Profit Estimate continuing to apply.

*	Net retail operating margin is calculated as net retail operating profit before exceptional items divided by retail sales.
**	EPS for the first half of this financial year is stated before exceptional items and refers to basic earnings per share. EPS for the past two years is also before exceptional items and uses a pro-forma figure in respect of 2003 EPS in order to take account of the demerger in April 2003.

For further information please contact:

Investor Relations:	0121 498 5092
Kate Holligon	kate.holligon@mbplc.com

Media:
James Murgatroyd / James Leviton (Finsbury Group)	0207 251 3801

Ernst & Young LLP has given and has not withdrawn its written consent to the issue of this announcement with the inclusion of the reference to its name in the form and context in which it is included.

Citigroup Global Markets Limited ("Citigroup") has given and has not withdrawn its written consent to the issue of this announcement with the inclusion of the reference to its name in the form and context in which it is included.

Citigroup which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to Mitchells & Butlers plc ("Mitchells & Butlers") and no one else in connection with the proposal made to Mitchells & Butlers and will not be responsible to anyone other than Mitchells & Butlers for providing the protections afforded to customers of Citigroup nor for providing advice in relation to the proposal.

The directors of Mitchells & Butlers accept the responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Mitchells & Butlers, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Mitchells & Butlers, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Mitchells & Butlers by the Consortium or Mitchells & Butlers, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities""dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use such words as 'will', 'should', 'continue', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers' management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers' sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers' business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers' IT structure; competition in markets in which Mitchells & Butlers operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers' indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers' shares; the reputation of Mitchells & Butlers' brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group's pension schemes and the weather.